WIX.COM LTD.

March 31, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, North East
Washington, D.C. 20549

Attn:                    Edwin Kim, Staff Attorney

Re:	Wix.com Ltd.
Registration Statement on Form F-1 (File No. 333- 194704)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Wix.com Ltd. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form F-1 (File No. 333-194704), which was filed on March 20, 2014 (the “Registration Statement”).

In light of current market conditions, the Company has determined not to proceed with the public offering contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities were sold in connection with the offering described in the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned via email at israeli.eitan@wix.com, with a copy to Colin Diamond of White & Case LLP, via email at cdiamond@whitecase.com or via facsimile at (212) 354-8113.

If you have any questions regarding this application, please contact Colin Diamond of White & Case LLP by telephone at (212) 819-8754. Thank you for your attention to this matter

Very truly yours,

WIX.COM LTD.

By:	/s/ Eitan Israeli
Name: Eitan Israeli
Title: VP & General Counsel

cc:           Colin Diamond, White & Case LLP